Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed and declared effective with the Securities and Exchange Commission. These securities may not be sold without delivery of a final prospectus. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Filed pursuant to Rule 424(h)

Registration Statement No. 333-229068

SUBJECT TO COMPLETION — DATED FEBRUARY 11, 2022

Supplement to Preliminary Prospectus

$1,178,710,000 or $1,473,270,000 Asset-Backed Notes

GM Financial Automobile Leasing Trust 2022-1

Issuing Entity (CIK No. 0001901711)

GMF Leasing LLC

Depositor (CIK No. 0001631055)

Sponsor and Servicer (CIK No. 0001002761)

We suggest that you read the section entitled “Risk Factors” on page 22 of the preliminary prospectus and consider the factors in that section before making a decision to invest in the notes.

The notes are automobile lease asset-backed securities which represent obligations of the issuing entity only and are not interests in or obligations of any other person or entity.

Neither the notes, the exchange note nor the automobile leases will be insured by any governmental agency or instrumentatlity.

You should retain this supplment and the prospectus for future reference.

Supplement, dated February 11, 2022 (subject to completion) to Preliminary Prospectus, dated February 9, 2022 (subject to completion)

This Supplement revises, and should be read in conjunction with the Preliminary Prospectus, dated February 9, 2022 (subject to completion).

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Bookrunners
Barclays	Citigroup	Deutsche Bank Securities	J.P. Morgan
Co-Managers for the Class A Notes

BMO Capital Markets	Mizuho Securities	MUFG	Scotiabank

The Preliminary Prospectus referenced above is hereby revised as follows:

Summary—Reserve Account:

•	The first paragraph is hereby deleted and replaced in its entirety with the following:

On the closing date, an amount determined by the sponsor prior to the closing date, provided, that such amount is not less than 0.25% of the aggregate securitization value as of the cutoff date, will be deposited into the reserve account. On each payment date, any excess cashflow will be deposited into the reserve account to maintain the amount on deposit at an amount determined by the sponsor prior to the closing date; provided, that such amount is not less than 0.25% of the aggregate securitization value of the designated pool as of the cutoff date; provided, further, that the amount on deposit in the reserve account will not exceed the aggregate principal amount of the notes after giving effect to the payments described in clauses (1) through (18) under “—Payments on the Notes” above.

The Issuing Entity—Capitalization of the Issuing Entity:

•	The references to “Reserve Account” in this section are hereby amended to “Minimum Reserve Account Required Amount.”

Description of the Transaction Documents—Distributions—Payment Date Payments on the Notes:

•	The second paragraph is hereby deleted and replaced in its entirety with the following:

Amounts that would remain on deposit in the reserve account on any payment date that are in excess of an amount determined by the sponsor prior to the closing date; provided, that such amount is not less than 0.25% of the initial aggregate principal amount of the leases, will be added to Total Available Funds and distributed in accordance with the priorities set forth above.

Description of the Transaction Documents—Credit Enhancement— Reserve Account:

•	The first sentence of the first paragraph is hereby deleted and replaced in its entirety with the following:

On the closing date, the indenture trustee will cause a reserve account to be established at the collateral agent in the name of the indenture trustee on behalf of the noteholders and an initial cash deposit equal to an amount determined by the sponsor prior to the closing date; provided, that such amount is not less than 0.25% of the Aggregate Securitization Value of all Lease Assets in the designated pool as of the cutoff date, will be made to the reserve account.

•	The third paragraph is hereby deleted and replaced in its entirety with the following:

If the amount on deposit in the reserve account on any payment date, after giving effect to any withdrawals on that payment date, exceeds an amount determined by the sponsor prior to the closing date; provided, that such amount is not less than 0.25% of the Aggregate Securitization Value of all Lease Assets in the designated pool as of the cutoff date, excess amounts will be added to Total Available Funds and distributed in accordance with the priorities set forth above under “—Distributions—Payment Date Payments on the Notes.”

Material U.S. Federal Income Tax Consequences—Tax Characterization and Treatment of the Notes— Original Issue Discount:

•	The section is hereby deleted and replaced in its entirety with the following:

The Class A-1 Notes will be issued with OID and will be subject to additional rules applicable to “short-term obligations” because they have a maturity date of not more than one year from the date of issuance. All stated interest payments on short-term obligations are included in their stated redemption price at maturity and, therefore, are treated as OID. A holder of short-term obligations generally must:

•	include amounts treated as OID in income when received or accrued, depending on the holder’s method of accounting,

•

include in ordinary income any gain realized on the sale, exchange or retirement of the short-term obligation to the extent of the unrecognized OID (determined as a ratable share of OID over the number of days the short-term obligation is held, or if an election is made regarding the short-term obligation, on the basis of its yield to maturity and daily compounding), and

•	defer deductions for interest expense on any indebtedness incurred or continued to purchase or carry the short-term obligation in an amount not exceeding the unrecognized OID until it is recognized.

Certain classes of the Notes may be issued with OID of more than a de minimis amount. In general, OID is the excess of the stated redemption price at maturity of a debt instrument over its issue price, unless that excess is less than a de minimis amount (i.e., 0.25% of the principal amount multiplied by the weighted average maturity of the debt instrument). A note’s stated redemption price at maturity is the aggregate of all payments required to be made under the note except qualified stated interest. For stated interest to be qualified stated interest it must be payable at least annually at a single rate that takes into account the length of the interval between interest payment dates, and reasonable remedies must exist to compel timely payment or the terms of the instrument must make late payment or non-payment sufficiently remote for purposes of the OID rules. The issue price will be the first price at which a substantial amount of notes are sold, excluding sales to bond houses, brokers or similar persons acting as underwriters, placement agents or wholesalers. A holder of notes treated as issued with OID that is not de minimis must include OID in its gross income as ordinary interest income as it accrues, regardless of the holder’s regular method of accounting, generally under a constant yield method. All stated interest payments on a note that matures one year or less from the date it is issued are included in the stated redemption price at maturity of the note and, therefore, are treated as OID.

Although the issuing entity intends to make all payments of stated interest on all classes of notes on a current basis and, therefore, the issuing entity believes any deferral of interest with respect to any class of notes would be a remote and incidental contingency, it is not an event of default with respect to the Class B Notes, the Class C Notes and the Class D Notes to defer interest payments with respect to such notes under certain circumstances. In the case of such a deferral, the notes with respect to which interest is deferred would be treated as reissued for purposes of the OID rules at the time of the interest deferral and at that time such notes may be treated as OID obligations.

Assuming the notes are properly treated as debt for U.S. federal income tax purposes, the notes are debt instruments described in Section 1272(a)(6) of the Code (debt instruments that may be accelerated by reason of the prepayment of other debt obligations securing such debt instruments). Special tax rules principally relating to the accrual of OID, market discount, and bond premium apply to debt instruments described in Section 1272(a)(6) of the Code. Accordingly, accruals of OID on the notes will be calculated using a prepayment assumption. Adjustments will be made to the amount of discount accruing in each taxable year in which the actual prepayment rate differs from the prepayment assumption. The prepayment assumption that will be used for purposes of computing OID with respect to the notes, if any, for U.S. federal income tax purposes is 100% PPC. In addition, a subsequent purchaser who buys a note for less than its principal amount may be subject to the “market discount” rules of the Code.    A subsequent purchaser who buys a note for more than its principal amount may be subject to the “market premium” rules of the Code.

Glossary

•	The term “Reserve Account Required Amount” is hereby deleted and replaced in its entirety with the following:

Reserve Account Required Amount means, with respect to any Payment Date, a minimum of $3,292,511.43 if the aggregate initial principal amount of the notes is $1,211,640,000, or a minimum of $4,115,304.01 if the aggregate initial principal amount of the notes is $1,514,430,000.